Filed by Expedia, Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Expedia, Inc.

Commission File No. 333-175828

Subject Company: TripAdvisor, Inc.

Commission File No. 333-175828-01

TRANSCRIPT

The following is a transcript of a conference call held by Expedia, Inc. at 2:00 p.m. Pacific time on July 28, 2011. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. An audiocast replay of the conference call will be accessible for a limited time on the Expedia, Inc. website at http://www.expediainc.com/ir.

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Operator: Good day, ladies and gentlemen. Thank you for standing by. Welcome to the Expedia, Inc. Second Quarter Earnings Conference Call. [Operator Instructions] Following the presentation, the conference will be open for questions. [Operator Instructions] This conference is being recorded today, Thursday, July 28, 2011. I would now like to turn the conference over to Mr. Alan Pickerill, Vice President of Investor Relations. Please go ahead, sir.

Alan Pickerill, Vice President of Investor Relations: Thank you. Good afternoon, and welcome to Expedia, Inc.’s Financial Results Conference Call for the second quarter ended June 30, 2011. I’m pleased to be joined on the call today by Dara Khosrowshahi, Expedia’s CEO and President; and Michael Adler, our CFO. The following discussion including responses to your questions reflects management’s views as of today, July 28, 2011, only. We do not undertake any obligation to update or revise this information.

As always, some of the statements made on today’s call are forward-looking, typically proceeded by words such as we expect, we believe, we anticipate, or similar statements. Please refer to today’s press release and the company’s filings with the SEC for information about factors, which could cause our actual results to differ materially from these forward-looking statements. You’ll find reconciliations of non-GAAP measures to the most comparable GAAP measures discussed today in our earnings release, which is posted on the company’s IR Web site at expediainc.com/IR. I encourage you to periodically visit our Investor Relations site for important content, including today’s earnings release and our updated investor presentation.

Finally, unless otherwise stated, all references to cost of revenue, selling and marketing expense, general and administrative expense and technology and content expense excludes stock-based compensation and all comparisons on this call will be against our result for the comparable period of 2010.

With that, let me turn the call over to Dara.

Dara Khosrowshahi – President & Chief Executive Officer: Thanks, Alan. We’re quite pleased with the Q2 financial results. Our transaction growth rate nearly doubled from 8% year over year in the first quarter of 2011 to 15% growth in Q2, resulting in top line growth of 19% and 23% in gross bookings and revenue respectively. The star performers continued to be our Hotel business and Advertising and Media business but we had solid results in other products as well. Air continues to be a challenge due in part to increasing average air fares. Growth rate’s accelerator for both Hotels.com and our private label business Expedia Affiliate Network or EAN relative to first quarter levels with Hotels.com continuing its strong pace posting hotel gross bookings growth in excess of 50% for the quarter.

These levels of growth could not have been achieved without a strong global supply and the relentless efforts of our partner services group along with an increased velocity of product and technology innovation, both driving improved conversion rates and volumes as a result. In all, performance improved for Expedia brand against Q1. That business is still in the heart of its technology migration and as such is not yet performing to its full potential. TripAdvisor continues as a growth driver for Advertising and Media business, growing the top line a robust 35% for the quarter with solid domestic and international results in healthy growth across all products. International growth for TripAdvisor continues to be quite strong and we recently launched our 30th international site in Egypt. TripAdvisor also acquired another leading travel Web site, Where I’ve Been, and recently announced they’d hit a milestone of 50 million reviews and opinions.

In technology, we’re on track with our key project and moved Expedia’s hotel product over to the new platform starting with U.K. site as we speak. We will migrate additional points of sale and ramp up the traffic on this product over the next couple weeks. Our experience at Hotels.com suggests that while the new platform will allow us to innovate at a much faster pace on our hotel path moving forward, conversion improvements will take a few quarters to bear through as we work through the kinks and optimize the new platform.

Work on the air product continues and we expect the technology portion of that work to be finished around the end of 2011. The product itself will be rolled out and traffic moved over beginning in early 2012. The teams are working very hard and we’re seeing solid results. I want to remind you that in addition to this work specific to the Expedia brand, there’s quite a lot of additional technology products across the brand and businesses. These include work on our supply platform, finance and order management systems, new international site launches and efforts in mobile across virtually all of our brands amongst many others.

I’d also like to briefly mention the recent launch of our partnership with Groupon. We signed the agreement with Groupon back in June and the consumer offer launched on July 12, initial results are excellent. We launched with 25 deals, several of which sold out in a very short period. Consumers are obviously enthralled with the daily deals space and as a result of our successful launch, we’re finding that suppliers are increasingly interested in the opportunity. We have reason to be quite optimistic about this new channel.

In closing, we feel very good about the long-term prospects for our business. We’re making the right investments, we have a strong strategic plan and our teams are executing and are very energized. We have much, much more work ahead of us but Q2 was certainly a step in the right direction.

With that, let me pass to Mike to talk a bit more about quarterly performance and our financial expectations for the year.

Michael Adler – Chief Financial Officer & Executive Vice President>: Yeah: Thanks, Dara. Across our major brands, the financial performance in the quarter was essentially as good as or as better than we saw in the first quarter with the rate of transaction growth improving for nearly all of our brands. Of course, we had a somewhat easier comp on the volcano last year and are being helped by foreign exchange. Strong revenue growth countered the increased investment spend we made in the quarter. In hotel, in addition to the acceleration of room night growth across all three of our major geographies, we got help this quarter from increasing room rates, leading to growth in revenue per room night of 5% year over year. Both of which drove hotel revenue growth of 27%, representing our highest rate of growth in over five years. We’re watching rising room rates and the impact on our volume closely. But to date we believe room rates have no more than modestly impacted. Hotels.com saw its room rate growth accelerate nicely from Q1 on strong growth in both Merchant and Agency Hotel.

Solid progress is being made in Agency Hotel, which now accounts for 10% of Hotels.com European room night volume, up from just 3% two years ago. With triple digit year-over-year growth for the quarter led by secondary and tertiary markets. Our air business represented 10% of our total revenue for the quarter and struggled in part on higher air fares. Worldwide ticket volumes were down 3% year-over-year with weakness on Expedia.com partially offset by strong unit performance at Hotwire and Egencia. Revenue per ticket was up 1% year-over-year consistent with our expectations. Note that we have talked to you previously about the impact of the Q4 2010 accounting change in air, which increased revenue in prior quarters but did not have a significant impact this quarter. We expect the impact of this change to reverse itself in the back half especially in Q4 when it will put downward pressure on revenue per ticket on a year-over-year basis.

In Asia, we’re delighted to have closed the Air Asia joint venture effective the beginning of Q3. We’re extremely happy to be partnering with Air Asia and to be the exclusive third party online distributor of their tickets. We’re now getting those tickets up on the sites starting with the Malaysia site this month. In addition the Expedia brand recently launched new localized sites in Korea and the Philippines while Hotels.com launched in Indonesia and Vietnam. We continue to work hard to position the business in APAC for sustainable long-term growth.

From a housekeeping perspective, beginning in Q3, the air Asia JV will not be consolidated in our results and until we lap the launch we will have a small related headwind of just short of 1% for gross bookings in revenue with a smaller impact on OIBA. Reflecting the historical financial performance of the points of sale that have been contributed to the JV.

Egencia continues to deliver solid top line results as they have done now for seven consecutive quarters. We continue to pitch a compelling value proposition to new clients and strive very hard to deliver quality service to those already signed on. We acquired Australian TMC Travelforce in Q2 consistent with our ongoing efforts to continue to scale this business and further expand internationally.

From a profitability perspective we posted 20% growth in adjusted net income and 25% growth in adjusted EPS. In addition to the positive operational results we have seen a continued downward trend in our effective tax rate driven by growth in our international business. Free cash flow trends are also quite positive with growth of 29% for the six months ended June 30. On the TripAdvisor spin off you might have seen the S4 filing that we made yesterday. We currently expect to complete the transaction by the end of the year.

In terms of our financial expectations, we now expect full year OIBA growth to be in the mid to high single digits. It is important to note that in spite of the out-performance in Q2 we’ve not changed our forecast significantly for the back half of the year. And while we continue to expect healthy revenue growth we do expect the transaction and revenue comparisons to get more difficult. In addition, we will continue to make the technology and international expansion investments that we have talked with you about and as a result expect our selling and marketing and technology and content lines to continue growing faster than revenue for at least the next several quarters.

With that, let’s turn to questions. Operator, would you please remind listeners how to ask a question?

QUESTION AND ANSWER SECTION

Operator: Thank you, sir. [Operator Instructions] Our first question is from the line of Ross Sandler with RBC Capital Markets. Please go ahead.

<Q – Ross Sandler – RBC Capital Markets Equity Research>: Great, thanks and nice quarter guys. Dara, first question on TripAdvisor and then one follow-up on the platform upgrade. So on Trip, thank you for breaking out the international revenue in the S4. Can you give us a little color on differences in revenue per click or revenue per user in the U.K. and all other international versus the U.S.? How wide is the gap between those clicks or those revenue per clicks? And then is the international growth being driven more by price or volume? And then the follow-up on the platform upgrade. I think you guys mentioned that the U.K. is being transitioned over right now. Can we get update on the timing of the U.S. Expedia transition for the hotel side of the business? And is there any reason why you guys wouldn’t see the same kind of reacceleration for Expedia’s hotels as you have with Hotels.com. Thanks.

<A>: Sure, Ross. As far as TripAdvisor goes, we don’t specifically disclose the gap between the U.S. and international click pricing. In general what I can tell you is that the more mature international markets like the U.K. you find pricing, which is substantially similar to that of the U.S. And then as the international markets get less mature, when you go into Eastern Europe, when you go into Latin America, when you go into Asia, the Asia Pacific regions, you have pretty substantial gaps between CPCs, domestically and internationally.

And what we are seeing is as markets mature, CPCs tend to go up. They – I would say it happens quarter on quarter. But as these markets mature, as you have greater broadband adoption, CPCs tend to increase and also CPCs also relate to average ADRs in a particular marketplace. So it’s a matter of the maturity of the marketplace and it’s a matter of the maturity and the pricing of the Lodging segment in general. But we absolutely do expect kind of this arbitrage over time, which is as the international markets become a larger portion of our revenue and mature, the CPC gap should narrow and provide for I’d say attractive economics.

As far as the growth coming in from international markets, the majority of the growth to date has been based on volumes and clicks. The international markets especially Asia Pacific, Latin America are growing very, very quickly. So we’re definitely growing volume very quickly. We are getting some benefit from foreign exchange as well with the weakness of a dollar. So it’s a combination of both volume and CPCs but the majority being volume.

As far as hotel migration goes, we have moved on the U.K. first really to test the platform. We mentioned with Hotels.com when we initially launch a platform there are kinks to work out and we didn’t see substantial, call it conversion increase until a quarter in, so to speak. So we’re launching in the U.K. It’s a good mature market. We can kind of work out the kinks over a couple weeks and then we will roll out the new platform and the new booking path to other parts of the world. To probably bounce to Europe and then we’ll bring it into the U.S. And again, what I’d stress is that the platform allows you, gives you the base to innovate very quickly on – test and learn very quickly on.

So we don’t expect to see an immediate kind of pop in results. But over time, as we did with Hotels.com, we do expect to see better conversion as we roll out feature sets on the path. And hopefully we can see results that are similar to Hotels.com. Although, I certainly wouldn’t expect or count on Expedia gross bookings accelerating quite as much with Hotels.com growing 50% this quarter. But any kind of improvement because Expedia’s such a big P&L will have fairly significant effect on our P&L overall. And I think it’s question of execution from here on.

<Q>: Great. Thanks, guys.

<A – Dara Khosrowshahi – President & Chief Executive Officer>: You’re welcome. Next question.

Operator: Our next question is from the line of Mark Mahaney with Citi. Please go ahead.

<Q – Mark Mahaney – Citigroup Global Markets (United States)>: Thanks. Two questions, please. Can you peel back a little bit that 54% growth year over year for Hotels.com and Venere? And if there’s talk about maybe geographically or in terms of different types of cities? Large cities versus smaller towns. Is there anything in particular that’s very good growth? And anything particular you would single out as driving that? And then, secondly, can you just talk briefly about the Groupon so far? Maybe just walk through the mechanics of the revenue and profits too? And just – with your options for expanding that materially from what you’ve done so far. Would you describe yourself as just in a modest test phase now? Or how aggressively could you roll this out? Thank you.

<A – Dara Khosrowshahi – President & Chief Executive Officer>: Yeah, I’d say on Hotels.com the acceleration, Mark, has been pretty wide. So we’ve seen strength in the U.S. We’ve seen very good results in Europe and even better results in Asia Pacific region. And I think the – it’s because the core of the acceleration for Hotels.com comes from conversion. And this is one platform in general, one global platform. And as we drive in new feature sets that work in one particular area, we just roll it out across the globe. So the strength that we’ve seen on Hotels.com has really been across almost every single point of sale, large city, small city, et cetera.

If there’s one area that I point out for Hotels.com it’s that the agency product in secondary and tertiary cities and in Europe has started to pick up substantially. This is a product that we got into the agency business with acquisition of Venere. I’d say early days were difficult both for Venere and as far as the pickup of agency product, for our points of sale. And the growth rates we’ve seen the growth rates for agency both on Venere which has really improved its own conversion but also agency product on Hotels.com especially in Expedia accelerate so that agency is around 10% of the EMEA room night mix and I think that mix is still going to go up. But the good news is that it’s been very very broad the growth of Hotels.com.

As far as Groupon goes this is a start and we’re very happy with the start. We’ve had some Groupon sell pretty big numbers. Palms Casino in Las Vegas sold over 5,000 Groupons to Tropicana. River Walk in San Antonio sold around 3,000 Groupons. And I think it’s the process now is understanding what kind of Groupons work. What kind of deals work. And then trying to find more of those kinds of deals. I think what we’ve found is that the deals that are domestic and large tourist destinations tend to work better. The deals that are foreign that require people to plan ahead substantially and take long flights are a bit more of a challenge. But I think this is just the beginning and for Groupon and us it’s a question of really testing and learning from here on.

<Q>: Thank you, Dara.

<A>: You’re welcome. Next question.

Operator: Our next question is from the line of Herman Leung with Susquehanna Financial. Please go ahead.

<Q>: Thanks. Hi, Dara. Hi, Mike. Great quarter, guys. Two quick questions. First, the ADR rates looks like you guys hit a 6% growth this quarter and it’s been the highest since the 2007 timeframe. Just curious on what you think the outlook is. Is there more room to expand from there or serve as the seasonal peak that you guys are seeing? And then the second is relating the S4 that you filed last night and you’re planning to change the spend that you’re spending from Expedia to TripAdvisor. And just trying to figure out the allocation of spend for Expedia going forward. How much – where this spend that you’re not spending on Trip is going to. And how Trip compares to other marketing spend from an ROI standpoint? Thanks.

<A – Dara Khosrowshahi – President & Chief Executive Officer>: Sure, sure. As far as ADRs go, I think there are two factors leading into ADRs. One is in general occupancy rates for the industry – the lodging industry have been going up. There’s still not a historical rate. But whereas last year we saw occupancies driving up without ADRs – without strength in ADRs. We’re finding our hotel partners as group business comes back, they’re trying to push both occupancy and ADRs. I would say the pressure on ADRs is up. But I do think that with the economic environment being a little bit more questionable with what’s going on, with budgets, et cetera, that sense is kind of what the European sentiment, the sentiment with the government, et cetera, has our partners a little bit worried.

So I’d say volumes are good and I think they should be able to continue on the ADR growth, but I would say that when we talk with partners now they’re a little bit more worried about ADRs and prospects for the balance of the year than say they were two months ago. Hopefully if we can figure out what we’re doing on the government side on spending et cetera some of that concern can go behind us.

The second factor on ADRs is foreign exchange rates. So when you look at our 6% ADR growth there is substantial ADR growth coming from Europe because of the weak dollar. It’s gone a little bit weaker versus when we reported last time around but on a year on year basis when you look at our ADRs, FX adjusted ADRs or ADRs including FX they’re very, very strong. So I think part of our ADR metrics on the balance of the year frankly depend on the relative strength of the dollar and we’re not in much of a position to make predictions there. Mike, you want to talk about Trip spend?

<A – Michael Adler – Chief Financial Officer & Executive Vice President>: Sure. So as I think we’ve talked about before with investors as a single company. If Expedia had to err on one side or the other, it erred on spending a bit more with TripAdvisor to drive volume and share since at the end of the day it’s all one single company. With the plan for the companies now to separate, Expedia’s view or intention is to reduce very modestly its spend on the edges. Expedia still expects to be a significant customer for TripAdvisor. In terms of the potential impact as we disclosed in the S4 TripAdvisor’s revenue we expect could be reduced by 2% to 5%. So not a ton of money. And then TripAdvisor, of course, will have that opportunity to potentially recapture the slightly-reduced revenue from Expedia from other third parties.

<Q>: Just a follow up. How does the spend that Expedia’s spending on TripAdvisor different from a Google? Or differ from like a Yahoo? Or where other marketing channels that you’re spending on? Curious on how the return rates look for these channels for Expedia?

<A – Michael Adler – Chief Financial Officer & Executive Vice President>: Yeah, we’re very satisfied. Expedia’s very satisfied with the return rate on TripAdvisor. I won’t say more than that. In terms of where we would or might reallocate that spend, that is TBD. We could take some to the bottom line. We could spend marketing with other third parties as well but it’s premature to kind of make any guesses. But again, the point is Expedia pulling back very modestly I would call it around the edges spending.

<A – Dara Khosrowshahi – President & Chief Executive Officer>: Yeah, I also want to add to that that this is a pro forma look at the business. So my bet going into next year based on TripAdvisor’s traffic growth and the click growth that TripAdvisor has both domestically, especially internationally is that Expedia’s spend on TripAdvisor going to next year will probably be up. TripAdvisor’s a terrific variable channel so you have to some extent a guarantee of return on your spend based on the volume that you’re bringing in because you – we spend a lot, we test and learn. We have an expectation of what a click is going to bring back.

So just remember that this is a point in time pro forma look at spend. It’s our best guess. We try to be conservative with that guess. Because to the extent that Expedia takes the spend down, there’s a decent chance that third parties would then come in with spend. But we didn’t include on the numbers because we wanted to be appropriately conservative. And when you look at next year, if TripAdvisor keeps growing clicks at anything similar – at rates that are at all similar to the rates that they have this year, our overall spend on TripAdvisor would be up on a year-on-year basis.

<Q>: Great. Thank you very much, guys.

<A>: You’re welcome. Next question.

Operator: Our next question is from the line Naved Khan with Jefferies & Co. Please go ahead.

<Q – Naved Khan – Jefferies & Co., Inc.>: Thanks for taking my question. One quick clarification on the S4 again, on the spend on TripAdvisor and 2% to 5% reduction. Won’t that result in lower effective CPCs for Expedia and therefore lower rankings for ad units on TripAdvisor?

<A – Dara Khosrowshahi – President & Chief Executive Officer>: I think it could, Naved. So that’s certainly a possibility. And that I think is what we’re going to measure with Expedia, which is we would to the extent we can reduce CPCs without hurting volumes. That is a good reduction and that’s kind of a good move to the extent that you reduce CPCs and reduce volumes, that’s something to be concerned about. And that’s what I was talking about, which is in those cases there is a chance that third party share on TripAdvisor would increase and TripAdvisor would be able to offset the decrease in spend in Expedia with an increase in spend in third parties. Again, this is – this kind of thing is pretty speculative. And as a result, it’s a bit of guess work. And again, what we’re trying to present is a fairly conservative view for our investors. Does that explain it?

<Q>: It does. So just on TripAdvisor and the performance in the second quarter, third party revenues obviously were pretty good at 35% year on year. What drove sort of the acceleration sequentially to 35%?

<A – Dara Khosrowshahi – President & Chief Executive Officer>: It was – volumes remained strong but I would say that in the second quarter as we saw CPC increase as well on a year-over-year basis in addition to volume increase, some of the CPC increase was because FX rates on a year-over-year basis were better in Q2 than they were in Q1. But I think that in general if you’re to look forward on CPCs and for TripAdvisor you can take ADRs as a guideline as to what’s going to happen with CPCs to the extent that the economics hold. So I think when you look at our business for example you saw ADR growth going from 3% to 6%, you would think then that we as an advertiser would be able to pay more for room night. That would be true for a third party advertiser as well. So we did see some strength in CPCs for the second quarter which helped overall revenue.

<Q>: Got it. And then actually on the Groupon relationship. When do you expect it to be fully ramped up? And what is baked in your outlook for the year?

<A – Dara Khosrowshahi – President & Chief Executive Officer>: We’ve got pretty modest numbers for Groupon for the balance of the year because whenever you have a venture like this that’s just starting up it makes sense to be fairly modest about your expectations. So far sales have been as good or better than our expectations. And Groupon is a very fast moving company. They’re very good at what they do. So I’d expect about a month or two for us to kind of go through our inevitable growing pains and then I think that by then hopefully we’ll have a pretty smooth running machine.

<Q>: Okay. Thank you.

<A>: They’re just a terrific partner. Next question.

Operator: Our next question is from the line of Ingrid Chung with Goldman Sachs. Please go ahead.

<Q>: Thanks. Good afternoon. So I think near the end of the prepared remarks you said that sales and marketing and tech and content investments should continue over the next several quarters. I was wondering what that means for margin expansion or contraction over the next several quarters.

<A>: Mike, want to take that?

<A – Michael Adler – Chief Financial Officer & Executive Vice President>: Yes. So in terms of our margins, I would say pretty consistent outlook for what we’re seeing there. Again, revenue margins have been expanding modestly. We’ve been getting leverage on the cost of goods line and leverage on the G&A line. R&D will continue to grow faster than revenue. Probably at similar or even higher levels than they are today. I would expect the sales and marketing increase in spend relative to revenue to actually trail off as we expand into the year. I would say Q2 is probably the most deleveraged that we’ll see this year. As you might recall we reduced our spend last year in Q2 partly due to the volcano. And so that’s given us a more difficult comp. So I’d expect to see as much R&D, deleverage or perhaps a bit more rest of the year and then sales and marketing still see deleverage but at a slower rate. Long term, it is – it remains our objective to grow sales and marketing in line with revenue and we expect that to be fueled by the conversion improvements that we’re looking for with our technology investments.

<Q>: Thanks, Michael.

<A – Michael Adler – Chief Financial Officer & Executive Vice President>: Thank you.

<A>: Next question.

Operator: Our next question is from the line of Justin Post with Bank of America-Merrill Lynch. Please go ahead.

<Q>: Great. Thank you. A couple for you. Could you just remind us, you mentioned in your prepared remarks how much the comp from last year may have helped this quarter. So we can think about modeling next quarter. Second,

Hotels.com nice acceleration there. You talked about the city mix and stuff, but any improvements in your marketing efficiency or is this driven by kind of more marketing spend? And then maybe talk about the conversion improvements. And lastly, because Google just becomes a bigger issue as they launch new products, could you tell us or – how you want to frame the percent of traffic that comes to your transaction sites and TripAdvisor from Google and whether you see any risk there. Thank you.

<A – Dara Khosrowshahi – President & Chief Executive Officer>: Sure, Mike. I’ll talk the last two questions and then if you can talk on the comps.

<A – Michael Adler – Chief Financial Officer & Executive Vice President>: Sure.

<A – Dara Khosrowshahi – President & Chief Executive Officer>: As far as Hotels.com goes, the Hotels.com growth rates have been driven both by increased traffic and conversion but because conversion is such a large part of the equation there, we are seeing relative marketing efficiencies on a year-on-year basis getting better. So whereas let’s say last year we had to quote unquote buy growth for Hotels.com, your seeing Hotels.com now grow top line and bottom line at a much more balanced way. There’s always some deleverage that we see with Hotels.com because the emerging markets, Asia Pacific regions, the Latin American regions, et cetera, are growing faster than the domestic regions and those regions in general have lower efficiency. So there’s kind of a mathematical inefficiency that is part of the equation. But the growth that we’re seeing in Hotels.com is much more balanced than the growth let’s say that we saw last year. It’s top line – it’s strong bookings growth, really good revenue growth, very attractive OIBA growth as well.

As far as Google goes, the percentage of the traffic, the transactions on TA, that’s not something that we disclose. Although, we have said that Google is a pretty substantial source of traffic for us. Google tends be a pretty expensive channel as far as paid traffic goes, CPC kind of clicks go.

But on the free side, on SEO, obviously there’s a substantial amount of traffic that TripAdvisor gets from organic search. And organic search in general is a larger contributor for Expedia and Hotels.com as we build up our SEO efforts. And also Google kind of increases its efforts in increasing the quality of organic traffic. So Google, big traffic generator for us and something that we always watch. It’s a balance, which is you always want to increase the traffic that you’re getting from Google. But at the same time, what we’re trying to do is develop other channels with loyalty programs at Expedia for example like Expedia Rewards Program, which is growing pretty quickly. The Hotels.com Welcome Rewards program, investments we’re making in social media to build Facebook as a channel, the investments that we’re making in mobile to build mobile as a channel. So the goal here is for us to have a very balanced set of traffic as far as direct, Google, TripAdvisor, mobile, et cetera with those.

Mike, you want to talk about comps?

<A – Michael Adler – Chief Financial Officer & Executive Vice President>: Sure. So last year in Q2, we gave two data points, Justin. First was that OIBA was hurt approximately $12 million due to the volcano. In addition, we said that our room night growth was impacted we thought by about 200 bps. Going back to the volcano and the OIBA insight that we gave last year and as we’ve discussed this I think a couple times, we do have additional head winds from the investments that we’re making that are largely offsetting kind of that good guy in our numbers this year. So I would look more closely to the 200 bp room night impact from last year to help guide you.

<Q>: Great. Thank you. Appreciate it.

<A>: Thank you.

<A>: Welcome. Next question.

Operator: Thank you. Our next question is from the line of Scott Kessler with Standard & Poor’s. Please go ahead.

<Q – Scott Kessler – Standard & Poors Investment Advisory, Inc.>: Thanks a lot. Two quick questions. The first is I’m curious to know how you’re thinking about China these days? Especially given that a number of your relatively recent investments and acquisitions focused on the market were and are associated with TripAdvisor. I’m also wondering if you think Air Asia and the partnership could potentially be important not only for the region generally but also for China? And secondly, we were just talking about Google and I’m wondering if you’ve had an opportunity to look at the company’s Hotel Finder experiment offering? And if you had any initial thoughts on that? Especially given that looks like your advertising is embedded within the offering. Thanks.

<A – Dara Khosrowshahi – President & Chief Executive Officer>: Yeah, as far as China goes, we’re – it’s – we look at the market with very big eyes as far as the size of the market goes. It’s going to be the second largest travel market very quickly. Online adoption is increasing in China. Credit card adoption is increasing in China and you’re getting a middle class – whereas three, four years ago the only traveler in China was really a business traveler. You’re also getting now middle class leisure traveler that’s not only traveling within China but is starting to travel outside of China. As you can tell, while we’re building up a nice business travel business in Egencia, which is doing quite well, leisure travel is the big driver in our business and to the extent that the Chinese leisure traveler starts to have money to spend. That’s something that’s very attractive us to.

And I think compared to most multinational travel companies, I love our position in China. We’ve got eLong as a very important investment of ours. We control eLong. We’ve got a terrific management team there. And Guangfu the CEO; Mike Doyle, the CFO. And a new partner in Tencent, which has made a strategic investment in eLong which should provide eLong with a second hopefully boost of growth by aiming that kind of Tencent traffic to the eLong customer and teaching that Tencent customer about eLong and the services that eLong has to offer. So we’re very bullish on the transactional side.

And then on the TripAdvisor side, we’ve been investing quite consistently over the past three, four years. TripAdvisor for China isDoadao – is a site we call Daodao and we also own the second largest metasearch business in China now in Kuxun. Baidu actually bought control of the largest metasearch player in China, which shows you how attractive that segment is as well. So both on the media side and on the tractional side, China’s an area that we’ve been investing in for a number of years. And it’s not an easy market. I’d say we’re never satisfied with our results there. But the direction is unmistakably up. It’s a very dynamic market. So with lots of challenges, but I’d say so far so good as far as our efforts in China go.

As far as the Google Hotel Finder experiment, I was actually playing with it a little before this call. Seems like a neat concept. It’s quick, it’s clean. It’s typical Google design. All I’d say is I’d expect lots more changes from Google. As far as that Hotel Finder experiment. I think what’s important for us is that it is fundamentally a metasearch, advertiser type product. We are playing in it. Our competitors will play in it. We found that as it relates to metasearch because of the because of the depth and breadth of inventory and the brands that we have, that’s a channel that we play very well in. We’re able to buy metasearch traffic at attractive rates and we don’t expect that to change for a Google metasearch product. And we welcome innovation in the space and we’ll watch what they do.

<Q>: Great. Thanks.

<A>: You’re welcome.

<A>: Next question.

Operator: Our next question is from the line of Michael Millman with Millman Research Associates. Please go ahead.

<Q>: Thank you. You mentioned that the hoteliers are concerned about the outlook, but can you tell us what you’ve been – the trends you’ve been seeing in leisure travel through July? Also, could you handicap the Texas decision as to what that might mean? And maybe how the economics play out if you have to charge [audio gap] taxes to occupants? And [audio gap] you [audio gap] car rental business compared to last year on availability and price. And to what extent is any changes that you’re seeing in contract terms between yourself and the car rental companies.

<A – Dara Khosrowshahi – President & Chief Executive Officer>: Okay, as far as the trends in July go it’s a little bit early to call out the trends. I’d say when you look at the RevPAR trends that we’re seeing from Smith Travel Research, they’re getting a little bit deeper than what we saw let’s say early in the quarter. Part of that may be a comps issue. Part of that might be a tiny bit more uncertainty coming out of leisure travel. And I think it’s way too early to call a trend. But I’d say in general leisure travel continues to be strong on a year-on-year basis. It’s only a question of how strong. Is the strength going to build into the second half of the year? Is it going to hold? Is it going to get a little bit weaker? I’d say in July we probably based on the industry numbers we see a hint of weakness but Michael I think it’s too early to make a call.

We’re certainly confident about our own roadmap, investments that we’re making especially the international growth that we have coming across our various segments. So we think we’re pretty well positioned for the balance of the year.

As far as the car channel goes I’d say so far the summer’s been pretty good. In general we prepare for fleet sizes to be pretty restricted during most summers. I think this summer, some of the car companies did not sell off their fleets because they weren’t sure about some of the supply coming in from Japan. So they held onto their fleet. So fleet sizes in this summer relative to demand were pretty healthy, which made for very good availability for us. Plenty of availability for opaque cars, et cetera. So I’d say that the car business for us has been healthy on a revenue basis, has been healthy on a transaction basis. Yield as far as revenue per car in general has been a little bit weaker although our opaque business has been stronger because of the availability. So in general, I’d say car for us has been a nice bright spot especially Hotwire.com as a company. Mike, you want to talk a bit about Texas?

<A – Michael Adler – Chief Financial Officer & Executive Vice President>: Sure. So we disagree with the San Antonio decision that you refer to as it’s contrary to earlier rulings that have actually been made by two courts already in Texas and we will appeal the ruling in San Antonio. We believe that we’re not subject to the hotel occupancy taxes in San Antonio and we will continue to vigorously defend our position. And I guess we haven’t reminded folks of this in a while but we’ve obtained 24 dismissals of these types of matters historically, 12 of which were based on a finding that the OTAs aren’t subject to hotel taxes or the local government lacked standing to pursue their claims, et cetera. And we have won cases in a host of states, California, Ohio, Kentucky, Missouri, North Carolina, Oklahoma and Alabama. And we also have had seven U.S. federal courts rule in our favor. So we continue to believe very strongly in our position. And do not expect this to result in anything significant for us.

<A – Dara Khosrowshahi – President & Chief Executive Officer>: And, Michael, just to finish off the answers to your questions. The relationships with the car companies are very solid and there really have been no fundamental changes to our relationships with them. It’s been strong relationships for the past couple years. And we don’t expect anything to change there.

<Q>: Great. Thank you very much.

<A>: You’re very welcome. Next question.

Operator: Next question is from the line of Kevin Crissey with UBS. Please go ahead.

<Q – Kevin Crissey – UBS Securities LLC>: Hello, guys. Thanks for your time. Can you talk about whether you’ve seen your customers come back from being back – having American inventory back on the site? The airlines are talking about how they’ve taken share back to their website to direct channels.

<A – Dara Khosrowshahi – President & Chief Executive Officer>: Sure. As far as customers and American in the store, it’s definitely had a positive effect on our air volumes even though our air volumes continue to be challenged by the average air ticket prices going up. Air volumes are better on quarter-on-quarter basis. And package volumes as well have been better on a quarter-on-quarter basis. I’d say that American being off was certainly not good for our product as far as Expedia goes. But we didn’t see a fundamental kind of effect, a follow on effect on Expedia as far as hotel business, other air tickets being purchased, the car business, et cetera. So I – whether consumers didn’t fundamentally notice it, whether American was off the site for too short a time, we didn’t see kind of any fundamental traffic changes to the site, et cetera. So I can’t really say as to – are customers coming back with AMR in the store. I don’t think they went away. They just had the quality of the inventory wasn’t as good, which hurt air volumes.

And then I’d also add as far as air volumes relative to supplier direct. In general, as we – our customer is a – our leisure customer is fairly price sensitive to the extent air ticket prices go up and air tickets have certainly been going up on a year-on-year basis. We see some of our customers mix out. Whether they drive to their destination, et cetera, who knows. And obviously, we see our corporate business continue to be strong. So I think that mixed shift is something that’s perfectly reasonable and it’s something we’ve seen again and again and again with rising air ticket prices. Rising air ticket prices hurt our volume to the extent that the comps on air ticket prices ease up in the back half of the year. I think that the comps on our volume will ease up as well.

<Q>: And how are you technology-wise doing the quote direct connect for American through a GDS. So have you figured that out yet?

<A – Dara Khosrowshahi – President & Chief Executive Officer>: We’re still working with American and the GDS’ on our connectivity strategy and once we have something else to discuss we’ll certainly discuss it publicly. But as you can imagine those relationships and the work that we’re doing are quite confidential.

<Q>: Okay. Thank you.

<A – Dara Khosrowshahi – President & Chief Executive Officer>: You’re welcome.

<A>: Next question.

Operator: Our final question is from the line of Bill Lennan with Monness, Crespi, Hardt. Please go ahead.

<Q – Bill Lennan – Monness, Crespi, Hardt & Co., Inc.>: Hi. I have a two parter about share gains. First, do you think you’re regaining share or at least slowing the rate of loss on hotel room nights to Booking.com in Europe is part one. And part two is what’s the secret sauce of share shift in Europe? Is it the demand side on the website and the rewrites you’ve been doing or is it on supply side with better relationships with hotels? Thanks.

<A>: Sure. As to the question of whether we’re regaining share versus Booking.com, I guess we’ll know the answer to that question in a couple of weeks. It’s not for us to speculate. I would say that this is – this travel market is an enormous market. It’s a $900 billion plus dollar marketplace on a worldwide basis. The Asia Pacific regions, the Latin American regions and even the European regions for us are wide open with lots of share for us to take from offline agents, from traditional channels and from our online competitors. And what we found is that to the extent that we as a company execute better that share is there for us to take.

And with Hotels.com, with the replatforming, with the team that’s performing very well we’re seeing very solid acceleration. We’re seeing similar acceleration in our private label business. That team is performing very well. They’re driving conversion, they have a great product, they are acquiring lots and lots of new customers in Europe and driving the business there.

So when we look at what’s the secret sauce? I would say the secret sauce is having a good front to back product. That means a great consumer front end that is fast, that makes it very easy for consumers to find what they’re looking for and then a product on the back end that is terrific product. The right hotels in the city center at the right prices with special deals, et cetera, with content in local language, lots of reviews, et cetera. The list goes on and on and on.

There isn’t any one factor that I think outweighs the rest. I think front to back you have to be good. I would say that if we look at our business I’d say on the supply side we have been better for longer. And I think the demand side is catching up to that as we make the investments in IT in technology, et cetera. And once it all comes together and we certainly see that with Hotels.com and we’re seeing that with our private label business, we see it with Egencia, we see it with Venere, when the front and the back of the house come together, you see terrific results. And I don’t think we’re at the point where our gains are necessarily Priceline or Booking.com’s losses. I think it’s a great market. Tons of people are coming online. And there’s plenty of room for many, many winners in this market.

<Q>: Okay. And just as a follow up, when you do – do you have any even if it’s anecdotal chatter from the market – when you do win a hotel over that seemed to come over to your side what do they say? What has changed in terms of supply that makes hotels happier to do business with you than say 18 months ago?

<A – Dara Khosrowshahi – President & Chief Executive Officer>: I think it’s volume. There are a lot of hotels that we didn’t knock on their doors. Maybe they were smaller hotels. Maybe didn’t understand the merchant model. Maybe we weren’t focusing on the secondary and tertiary markets where those hotels resided. So we’re knocking on their doors. And I think now, we are just much better on the execution front as far as sending demand to those hotels. And what they care about, we are a variable demand marketing channel. They want volume to the extent we can get them volume they’ll typically give us the supply at the market rates. And the market rates right now are balanced and fair. And if you bring them volume at a reasonable price that’s what partnership is all about. And I think that’s the challenge for us to execute better on getting volume to our hotel partners on a worldwide basis.

<Q>: Great. Thank you very much.

<A>: You’re very welcome.

Operator: Thank you. And that does conclude the question-and-answer session. I would now like to turn the call back over to Mr. Pickerill for closing remarks. Please go ahead.

Alan Pickerill, Vice President of Investor Relations: Okay. Just want to say thanks to everybody for joining us on the call today and for the questions. A replay will be available on the IR site shortly after we finish up. We appreciate your interest in Expedia and look forward to seeing you again next quarter. Dara, you want to make any final comments?

Dara Khosrowshahi – President & Chief Executive Officer>: Just thanks to the Expedia employees who are listening on the call. We had a good quarter in the right direction. We’ve got a lot of work to do. Thanks to everyone’s efforts, and for investors, thank you for your support.

Operator: Ladies and gentlemen, this concludes the Expedia Second Quarter Earnings Conference Call. If you’d like to listen to a replay of today’s conference, please dial 1-800-406-7325 or 303-590-3030 with the access code of 4457052. ACT would like to thank you for your participation. You may now disconnect.

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Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This transcript contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of July 28, 2011 and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intends” and “expects,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenues, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of Expedia, Inc.’s business.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others: declines or disruptions in the travel industry; changes in our relationships and contractual agreements with travel suppliers or supplier intermediaries; risks relating to the announced spin-off of our TripAdvisor business; increases in the costs of maintaining and enhancing our brand awareness; changes in search engine algorithms and dynamics, or search engine disintermediation; our inability to adapt to technological developments or to maintain our existing technologies; our ability to expand successfully in international markets; changes in senior management; volatility in our stock price; changing laws, rules and regulations and legal uncertainties relating to our business; unfavorable new, or adverse application of existing, tax laws, rules or regulations; adverse outcomes in legal proceedings to which we are party; provisions in certain credit card processing agreements that could adversely impact our liquidity and financial positions; fluctuations in our effective tax rate; our inability to access the capital markets when necessary; risks related to our long term indebtedness; fluctuations in foreign exchange rates; risks related to the failure of counterparties to perform on financial obligations; potential liabilities resulting from our processing, storage, use and disclosure of personal data; the integration of current and acquired businesses; the risk that our intellectual property is not protected from copying or use by others, including competitors; and other risks detailed in our public filings with the SEC, including our annual report on Form 10-K for the year ended December 31, 2010 and subsequent quarterly reports on Form 10-Q. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this transcript, whether as a result of new information, future events or otherwise.

Additional Information about the TripAdvisor Spin-Off

As previously announced, Expedia intends to spin-off its TripAdvisor Media Group businesses into a separate publicly-traded company. In connection with the proposed spin-off, Expedia has filed a preliminary proxy statement/prospectus with the SEC. Stockholders of Expedia are urged to read the definitive proxy statement/prospectus, when it becomes available, because it will contain important information about Expedia, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the definitive proxy statement/prospectus when it becomes available by contacting Investor Relations, Expedia, 333 108th Avenue N.E., Bellevue, Washington 98004 (Telephone: (425) 679-3555). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by Expedia and TripAdvisor with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at www.sec.gov.

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